UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 6-K

___________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-37915

___________________________

Fortis Inc.

___________________________

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4

(Address of Principal Executive Office)

___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

EXHIBITS

Exhibit	Description

99.1	Fortis Inc. Investor Presentation: 2023 Investor Day, dated September 19, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortis Inc. (Registrant)
Date: September 19, 2023	/s/ James R. Reid
	By:	James R. Reid
	Title:	Executive Vice President, Sustainability and Chief Legal Officer